ROPES & GRAY LLP 111 S. WACKER DRIVE 46TH FLOOR CHICAGO, IL 60606-4302 WWW.ROPESGRAY.COM
May 24, 2010
Andrew J. Terry
312-845-1265
312-845-5501 fax
Andrew.Terry@ropesgray.com
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549-4720

Attention:	Mr. Reid S. Hooper Mr. Paul Fischer

Re:	Nortek, Inc. Registration Statement on Form 10-12B (File No. 001-34697) Filed April 15, 2010
Dear Mr. Hooper and Mr. Fischer,
     On behalf of our client Nortek, Inc. (the “Company”), we are writing in response to the comment letter, dated May 12, 2010 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form 10-12B, File No. 001-34697, filed on April 15, 2010 (the “Registration Statement”). Concurrently herewith, the Company has filed Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) updating the Registration Statement with the Company’s interim financial information as of April 3, 2010 and for the three months ended April 3, 2010 and April 4, 2009 and incorporating the revisions described in this letter. For your convenience, three courtesy copies of this letter and Amendment No. 1, which has been marked to show the changes from the Registration Statement as initially filed, are also being delivered to Mr. Hooper.
     For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments below refer to the Registration Statement, as initially filed; page numbers and other similar references used in the Company’s responses refer to Amendment No. 1, unless otherwise noted.

Securities and Exchange Commission	- 2 -	May 24, 2010
Forward-Looking Statements, page 2
1.	Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which we consider this to be. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to you.

Response: The Company has revised the disclosure on page 2 of the Registration Statement to remove the references to the Private Securities Litigation Reform Act in response to the Staff’s comment.
The Company’s Business Segments, page 4
2.	Please revise to indicate the measure by which you are the “world’s largest suppliers of residential range hoods and exhaust fans, and the largest supplier of these products in North America,” as well as “one of the leading suppliers in Europe of luxury ‘Eurostyle’ rangehoods,” be it by overall sales, revenues, or some other measure.

Response: The Company has revised the disclosure on pages 4 and 6 of the Registration Statement in response to the Staff’s comments.
Liquidity and Capital Resources, page 59
3.	Discuss whether your cash flows from subsidiaries, existing unrestricted cash and cash equivalents and other sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for the next twelve months. In addition, provide a discussion regarding the company’s ability to meet its long-term liquidity needs. Note that we consider “long-term” to be the period in excess of the next twelve months. Refer to Section IV of the Commission’s Interpretive Release on Management Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Response: The Company has revised the disclosure on page 66 of the Registration Statement in response to the Staff’s comments.

Securities and Exchange Commission	- 3 -	May 24, 2010
Item 6. Executive Compensation, page 76
Base Salary, page 78
4.	We note your disclosure that at the time of an executive’s hire or promotion, salary is determined by reference to various market data provided by compensation surveys and publicly available industry data regarding companies of comparable size and in a comparable industry. It appears that the Compensation Committee uses the compensation data from the surveys and the relevant industry data of comparable companies for benchmarking purposes. If so, you must identify the companies used. For purposes of Item 402(b)(2)(xiv) of Regulation S-K, please identify all the benchmarked companies, In addition, please describe the additional competitive benchmark data which is consulted on a periodic basis. For further guidance, please refer to Question 118.05 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corofin/guidance/regs-kintem.htm.

Response: The most recent hiring of any of the Company’s current named executive officers was in 2001. At that time, the Company did not rely on any compensation surveys or data of companies of comparable size or in comparable industries. In addition, formal benchmarking has not played a significant role in the Company’s compensation decisions. The Company has revised the disclosure on page 88 of the Registration Statement in response to the Staff’s comments.
Discretionary Cash Bonuses, page 79
5.	We note that the 2009 discretionary cash bonuses were tied to the achievement of specified pre-established individual and company performance objectives. Please disclose, for each named executive officer, the target payouts, the performance targets and threshold levels for each performance goal. See Item 402(b)(2)(v),(vi) and (vii) of Regulation S-K.

Response: The bonuses paid to the Company’s named executive officers in recognition of the services they provided to the Company in 2009 were not tied to the achievement of specified pre-established individual and company performance objectives. The bonuses paid to Messrs. Bready, Hall, Donnelly and Cooney for 2009 were paid pursuant to the Company’s Emergence Bonus Plan, which was established in December 2009 in connection with the Company’s bankruptcy reorganization (the “Reorganization”). As disclosed in the Registration Statement, these bonuses were paid in recognition of the overall efforts of these named executive officers in connection with successfully and swiftly completing the Reorganization. The bonus paid to Mr. Fleming, the Company’s Vice President of Corporate Development, was a discretionary bonus. Mr. Fleming earned a bonus of $15,000 for 2009, which was $35,000 less than the bonus Mr. Fleming earned for 2008, because the Company was not conducting any significant corporate

Securities and Exchange Commission	- 4 -	May 24, 2010
development activities in 2009 as it entered and exited bankruptcy and Mr. Fleming did not have a significant role in the bankruptcy process.
Employment Agreements, page 87
6.	Please revise your disclosure to discuss briefly the definitions of “cause”, “good reason” and “change-in-control” as discussed in connection with your employment agreements.

Response: The Company has revised the disclosure on pages 98, 99 and 100 of the Registration Statement in response to the Staff’s comments.
Risk Assessment of Compensation Policies and Practices, page 96
7.	We note your disclosure in response to Item 402(s) of Regulation S-K. In your response letter, please describe the process undertaken to reach the conclusion that your compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Response: After Item 402(s) of Regulation S-K became effective on February 28, 2010, senior management of the Company reviewed the Company’s compensation policies and practices and determined that they do not create or encourage the taking of risks that are reasonably likely to have a material adverse effect on the Company. Senior management of the Company reached this conclusion based on a number of factors, including the following:
•	none of the Company’s four business segments carries a significant portion of the Company’s overall risk profile because (a) the Company’s business segments have historically produced relatively even amounts of the Company’s net sales, with the RVP, HTP, R-HVAC and C-HVAC segments representing 32.2%, 22.2%, 23.6%, and 22.0%, respectively, of the Company’s consolidated net sales for fiscal year 2009 and (b) compensation expense at each of the business segments is not a significant percentage of such business segment’s overall revenues; and

•	the Company’s use of a mix of short-term compensation, consisting of base salaries and cash bonuses, and long-term compensation, consisting of equity incentive compensation, creates a balanced total compensation structure that is designed to reward Company and individual performance and does not encourage excessive risk taking. The Company believes that its use of long term incentives, such as equity awards in the form of stock options and restricted stock, provide an adequate balance to mitigate undue risk taking by any of its employees.
The Company has revised the disclosure on page 107 of the Registration Statement to clarify that this analysis was performed by senior management of the Company in 2010.

Securities and Exchange Commission	- 5 -	May 24, 2010
* * *
     Please be advised that, in connection with the Comment Letter and the Company’s responses thereto, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact me at (312) 845-1265.
Very truly yours,
/s/ Andrew J. Terry
Andrew J. Terry

Cc:	Richard L. Bready Kevin W. Donnelly, Esq. John B. Ayer, Esq.